MANHATTAN MINERALS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

The discussion of the financial position and operating results is prepared as of November 15, 2004, and should be read in conjunction with the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004. All monetary amounts are in United States dollars unless otherwise stated. Additional information relating to the Company, including the company's annual information form, is available on SEDAR at www.sedar.com.

Results of Operations

The Company recorded a loss of $3,284,000 ($0.05 per share) for the third quarter of 2004 and a loss of $4,734,000 ($0.08 per share) in the nine months ended September 30, 2004, compared to losses of $307,000 ($0.01 per share) and $936,000 ($0.02 per share) for the same periods in 2003. The increases in 2004 were primarily as a result of the Company taking a write-down of $2,739,000 on its interest in the Papayo Joint Venture and charging its 2004 Peruvian general and administrative expenses ($133,000 in the third quarter and $664,000 in the nine months) to the income statement, following the write-down of its Tambogrande project at December 31, 2003. During 2003, these expenses were capitalized to exploration expenditures on the balance sheet. Peruvian general and administrative expenses include arbitration costs for the Tambogrande project. The Company's Peruvian costs were lower in the third quarter of 2004 compared to the rest of 2004 as it curtailed its activities in Peru in early August 2004.

Without the effect of the Peruvian expenses, general and administrative expenses were comprised of corporate head office costs of $252,000 for the third quarter and $839,000 for the nine months of 2004, compared to $217,000 and $641,000, respectively, for the same periods in 2003. The increase, particularly in the first half of 2004 compared to 2003, is due to recruitment costs and higher salary expense at head office in 2004 and fees paid in 2004 to third party consultants engaged to assist the Company with corporate development activities in Peru and elsewhere.

In July 2004, the Company exercised its option to acquire a 51% interest in the Papayo joint venture by making a one-time payment of $50,000 to Cedimin. The Company believed that all of the requirements for exercise of the option had been satisfied. However, there exists a difference of opinion with Cedimin regarding the validity of the exercise and the matter is the subject of ongoing review and negotiation. The payment of $50,000 has been returned to the Company by Cedimin.

As there is no assurance that the Company and Cedimin will resolve this difference in favour of the Company, the Company has determined that a write-down of the Papayo Joint Venture of $2,739,000 is appropriate. The amount of the write-down has been charged to the statement of operations in the third quarter of 2004.

Selected Financial Information

The following table sets forth selected results of operations on a quarterly basis (in thousands of U.S. dollars, except per share amounts):

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Revenues	-	-	-	-	-	-	-	-
Expenses	3,284	764	686	59,792	455	490	356	405
Loss	3,284	764	686	59,792	455	490	356	405
Loss per share - basic
and diluted	0.05	0.01	0.01	1.13	0.01	0.01	0.01	0.01
* Certain numbers have been restated due to the adoption of new accounting standards.

Liquidity and Capital Resources

At September 30, 2004, the Company had a working capital deficit of $1,144,000 compared to a positive working capital position of $157,000 at December 31, 2003. The Company had cash of $34,000 at September 30, 2004 compared to $1,083,000 at December 31, 2003. The decrease in cash balances was a result of general and administrative expenditures, payments of accounts payable, and property maintenance costs, as described below.

Cash of $117,000 and $1,197,000 was used for operating activities in the three and nine months ended September 30, 2004, respectively, compared to $240,000 and $756,000 in the respective periods in 2003. Operating activities in 2004 consisted mainly of both corporate head office and Peruvian general and administrative expenses. During the three months ended September 30, 2004, $41,000 in consulting fees was settled by the issuance of 398,613 common shares. In the nine-month period, $115,000 in salaries and consulting fees was settled by the issuance of 1,077,284 common shares, $8,000 in directors' fees was settled by the issuance of 74,138 common shares, and $13,000 in accounts payable was settled by issuance of 47,666 common shares. These shares were issued from the Share Compensation Plan.

Investing activities comprise mostly exploration expenditures, which have decreased substantially compared to 2003, as a result of reduced activities at the Company's Peruvian properties in 2004. During 2004, the Company spent $212,000 to maintain its Papayo and Lancones concessions. In 2003, expenditures included costs for social and environmental workshops, community relations programs, concession fees, and local general and administrative expenses. In September 2004, the Company entered into an option agreement to acquire an interest in two mineral properties in Turkey, as described under "Outlook" below.

The Company received gross proceeds of $400,000 from a series of private placements in June and July 2004, as fully described in Note 4 of the Company's consolidated financial statements for the nine months ended September 30, 2004. In the nine months ended September 30, 2003, the Company raised $3,099,000 through the issue of common shares, the exercise of warrants, and the exercise of stock options.

At November 15, 2004, the Company had 62,435,757 common shares outstanding and the following share purchase warrants outstanding:

Number of	Exercise Price
Warrants	(Cdn.$)	Expiry Date
3,774,543	$0.51	October 24, 2005
3,059,401	$0.85	May 16, 2005
100,000	$0.17	June 23, 2005
558,333	$0.17	June 28, 2005
48,000	$0.17	June 28, 2005
778,316	$0.17	July 16, 2005
8,318,593
At November 15, 2004, the Company had 3,035,560 outstanding stock options exercisable at prices ranging from Cdn.$0.13 to Cdn.$3.65 per share and expiring mostly between May 2005 and June 2009.

Outlook

The Company is evaluating gold and base metal exploration and development properties in countries other than Peru, and plans to make one or more acquisitions if suitable properties become available to the Company.

In September 2004, the Company took its first step in acquiring properties in other countries by entering into an option agreement with a Turkish subsidiary of Teck Cominco Limited. to acquire a 100% interest in two mineral properties in Turkey. The agreement provides that a maximum of 15.4 million common shares of the Company may be issued in connection with the acquisitions, and once this number of shares has been issued, then all remaining payments would be in cash. Details of the transaction have been fully described in Note 2 of the consolidated financial statements of the Company for the nine months ended September 30, 2004. Exploration activities in the first year of a two-year plan are anticipated to commence in early 2005 subject to the Company's ability to raise adequate financing.

In Peru, the Company is continuing to monitor developments in the Tambogrande arbitration process, which has progressed to the point of establishment of an arbitration panel. The Company may seek to resolve this process through other alternatives, including discussions with the Peruvian Ministry of Energy and Mines. The Company is also evaluating its alternatives with regard to its option agreement in the Papayo Joint Venture. Although the Company believes that all of the requirements for exercise of the option had been satisfied in July 2004, there exists a difference of opinion with its joint venture partner, Cedimin, regarding the validity of the exercise and the matter is the subject of ongoing review and negotiation.

The Company's Lancones concessions in Peru continue to be maintained in good standing. The Company has approximately $90,000 in land payments and certain other obligations to fulfill in 2005 in order to hold these concessions going forward.

In order to fund all or any of the above mentioned activities, including the exploration program in Turkey and the maintenance of the Lancones concessions as well as general and administrative costs and other corporate activities, the Company will have to obtain external financing, either through the public or private sales of equity or debt securities of the Company, or through the outright sale of, or through the offering of joint venture or other third party participation in, its Lancones concessions. The Company is currently in discussions with prospective lenders to obtain financing for its current obligations.

Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities, or relinquish its entire interests in the Lancones concessions, or abandon its planned exploration program in Turkey. There is also no assurance that the Company will be successful in the arbitration process relating to Centromin Peru's ruling on the Tambogrande project. The Company anticipates that this process may take up to twelve months for a resolution, if any. There is also no assurance that the Company will be successful in resolving its differences with respect to its Papayo Joint Venture.

Other than described above, there are no planned significant changes to the main operating and production objectives for the company's operations expected in the remainder of 2004 and early 2005. Economic and industry factors are substantially unchanged as reported in the Company's 2003 Annual Management Discussion and Analysis.

Critical Accounting Policies

Stock Based Compensation

Effective January 1, 2004, the company adopted the new accounting standard for stock based compensation, CICA 3870, under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded for options granted prior to 2004 on a retroactive basis. Prior accounting periods and retained earnings have been restated to show the effect of compensation expense associated with stock options grants to employees and directors.

Exploration expenditures

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. During the nine months ended September 30, 2004, the Company wrote down its interest in the Papayo Joint Venture.

Cautionary Statement on Forward-Looking Information

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.